82-5769

RECEIVED
2004 JUL 20 A 8:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UFJ Holdings, Inc

04035622

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN

Facsimile: 81-3-3212-5867

Telephone: 81-3-3212-5458

SUPPL

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	July 14, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

Dlw 7/20

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 14, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

July 14, 2004

UFJ Holdings, Inc.

UFJ to propose integration discussions with MTFG

Cancels plans to integrate UFJ Trust and Sumitomo Trust & Banking

Tokyo, July 14 – The UFJ Holdings, Inc. (UFJ) said today it will propose discussions with Mitsubishi Tokyo Financial Group, Inc. (MTFG) on an integration of the two groups. UFJ said this follows a decision to cancel plans for the integration of UFJ Trust Bank Limited (UFJ Trust) and Sumitomo Trust & Banking Co., Ltd. (Sumitomo Trust).

UFJ said the UFJ Trust and Sumitomo Trust integration plan, announced in May 2004, had many merits. However, UFJ said that considering its financial position and other factors, it has concluded that greater overall benefits will accrue to UFJ from alternative options, including integration with another financial institution.

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	July 9, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	3 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

July 9, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	187,628,127

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 09-Jul-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

UFJ Press Release

July 9, 2004

Statement Regarding Media Report

UFJ Holdings, Inc. issued the following statement in response to media reports published today:

"UFJ Holdings is currently discussing the details of the joint operation of trust businesses with The Sumitomo Trust & Banking Co., Ltd., aiming to reach the agreement by the end of this month. There is no decision yet finalized at the present moment."

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN
Facsimile: 81-3-3212-5867
Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	June 29, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	7 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

June 29, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ Press Release

June 29, 2004
UFJ Holdings, Inc.

Revision of Figures in "Supplementary Data for the Fiscal Year ended March 31, 2004"

UFJ Holdings, Inc. (the "Company") revised figures in "Supplementary Data for the Fiscal Year ended March 31, 2004."

1. Revisions

a. Page 23 to 25 of "Supplementary Data for the Fiscal Year ended March 31, 2004"
   4. INDUSTRIAL CLASSIFICATIONS OF LOANS

b. Page 26 of "Supplementary Data for the Fiscal Year ended March 31, 2004"
   6. BALANCE AND RATIO OF LOANS TO SMALL-SIZED COMPANIES

2. The Reason for the Revisions

The Company conducted a review of registered data for customers such as industrial classifications, capital amount and number of employees in order to secure the accuracy of the figures.

3. Figures

- Before Revision:
  The figures for March 31, 2004 are preliminary figures based on the revised data.
  The figures for March 31, 2003 and 2002 are the figures before revision of data.
- After Revision:
  All figures are final figures based on the revised data.

4. INDUSTRIAL CLASSIFICATIONS OF LOANS

(a) Combined

Before Revision

Millions of Yen

	Mar. 31, 2004		Sept. 30, 2003		Mar. 31, 2003	
	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans
Manufacturing	4,545,741	227,308	4,500,061	298,395	5,036,010	380,726
Coverage Ratio		76.27%		76.99%		72.11%
Agriculture	13,736	4,281	52,644	4,953	55,847	5,059
Coverage Ratio		95.08%		95.54%		93.45%
Forestry	16,731	589	4,533	130	5,169	195
Coverage Ratio		81.83%		79.51%		71.17%
Fishery	6,889	608	18,263	925	20,239	877
Coverage Ratio		96.47%		85.58%		78.47%
Mining	48,423	194	69,031	2,261	83,568	1,433
Coverage Ratio		100.00%		90.34%		99.90%
Construction	1,197,129	244,240	1,237,754	367,500	1,506,753	458,557
Coverage Ratio		40.86%		46.39%		55.98%
Utilities	276,413	2,447	214,464	516	226,569	513
Coverage Ratio		75.87%		91.20%		94.39%
Transportation & Communication	2,269,763	343,954	2,232,670	345,522	2,494,538	286,560
Coverage Ratio		82.49%		43.60%		62.73%
Wholesale and Retail	4,727,534	975,657	4,960,863	637,356	5,365,574	600,300
Coverage Ratio		37.22%		57.03%		52.85%
Finance and Insurance	4,067,683	281,621	3,939,147	62,938	4,632,156	161,466
Coverage Ratio		84.11%		40.47%		31.02%
Real Estate	6,605,574	1,016,648	5,482,850	1,119,315	5,700,890	1,190,540
Coverage Ratio		66.85%		62.59%		63.66%
Services	3,854,259	302,547	4,254,249	462,273	4,766,272	540,510
Coverage Ratio		52.94%		58.59%		55.86%
Local Governments	574,708	8,306	640,198	-	581,395	-
Coverage Ratio		11.71%		-		-
Others	11,815,192	278,018	11,533,247	313,392	11,014,397	377,342
Coverage Ratio		77.62%		76.84%		78.77%
Total Domestic	40,021,760	3,686,424	39,140,201	3,615,482	41,489,393	4,014,085
Coverage Ratio		59.90%		59.67%		61.07%
Total Overseas and Offshore	2,029,833	173,761	2,135,824	64,241	2,533,295	146,842
Coverage Ratio		38.33%		59.70%		71.76%
Total Loans	42,051,614	3,860,185	41,276,026	3,679,724	44,022,688	4,160,927
Coverage Ratio		58.95%		59.68%		61.44%

Note: Coverage Ratio = $\frac{\text{(Collateral/Guarantee + Specific Reserve + Reserve for Supporting Specific Borrowers)}}{\text{Risk Monitored Loans}}$

After Revision

Millions of Yen

	Mar. 31, 2004		Sept. 30, 2003		Mar. 31, 2003	
	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans
Manufacturing	4,541,310	217,625	4,516,769	293,480	5,026,919	377,722
Coverage Ratio		78.91%		76.38%		71.50%
Agriculture	7,643	2,348	7,449	2,692	7,557	3,348
Coverage Ratio		46.85%		55.09%		89.83%
Forestry	18,657	589	19,089	3	19,462	24
Coverage Ratio		81.83%		100.00%		96.04%
Fishery	7,076	593	7,355	649	7,516	361
Coverage Ratio		85.05%		93.02%		89.93%
Mining	39,350	194	58,614	2,028	74,388	1,201
Coverage Ratio		100.00%		89.26%		99.92%
Construction	1,270,013	244,296	1,331,501	357,630	1,497,362	357,898
Coverage Ratio		40.89%		45.08%		43.73%
Utilities	276,396	513	220,728	516	230,431	513
Coverage Ratio		92.18%		91.20%		94.39%
Transportation & Communication	2,258,437	339,021	2,351,174	369,807	2,529,311	297,356
Coverage Ratio		82.53%		44.15%		59.28%
Wholesale and Retail	4,755,719	972,309	4,695,660	603,617	5,106,621	572,458
Coverage Ratio		36.87%		57.04%		53.11%
Finance and Insurance	4,071,458	276,841	3,869,391	62,154	4,720,692	161,216
Coverage Ratio		83.85%		41.65%		31.59%
Real Estate	6,893,220	1,108,490	7,375,709	1,275,020	7,911,909	1,513,398
Coverage Ratio		67.66%		63.42%		67.74%
Services	3,763,527	296,692	3,650,340	416,425	4,226,201	464,281
Coverage Ratio		60.19%		55.85%		55.71%
Local Governments	592,443	-	615,176	-	571,647	-
Coverage Ratio		-		-		-
Others	11,526,526	228,908	10,222,242	231,454	9,567,371	264,304
Coverage Ratio		77.95%		84.48%		77.65%
Total Domestic	40,021,760	3,686,424	39,140,201	3,615,482	41,489,393	4,014,085
Coverage Ratio		59.90%		59.67%		61.07%
Total Overseas and Offshore	2,029,833	173,761	2,135,824	64,241	2,533,295	146,842
Coverage Ratio		38.33%		59.70%		71.76%
Total Loans	42,051,614	3,860,185	41,276,025	3,679,724	44,022,688	4,160,927
Coverage Ratio		58.95%		59.68%		61.44%

Note: Coverage Ratio = $\frac{\text{(Collateral/Guarantee + Specific Reserve + Reserve for Supporting Specific Borrowers)}}{\text{Risk Monitored Loans}}$

(b) UFJ Bank Combined & Non-consolidated

Before Revision

Millions of Yen

	UFJ Bank Combined						UFJ Bank Non-consolidated					
	Mar. 31, 2004		Sept. 30, 2003		Mar. 31, 2003		Mar. 31, 2004		Sept. 30, 2003		Mar. 31, 2003	
	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans
Manufacturing	4,235,937	213,479	4,138,581	284,961	4,648,787	373,488	4,229,354	208,030	4,123,645	270,026	4,625,120	349,800
Coverage Ratio		*75.71%*		*76.61%*		*71.39%*		*75.37%*		*76.24%*		*70.37%*
Agriculture	13,573	4,281	52,675	4,953	55,870	5,059	13,573	4,281	52,675	4,953	55,870	5,059
Coverage Ratio		*95.08%*		*95.54%*		*93.45%*		*95.08%*		*95.54%*		*93.45%*
Forestry	18,685	589	4,476	126	5,123	189	18,685	589	4,476	126	5,123	189
Coverage Ratio		*81.83%*		*78.92%*		*70.29%*		*81.83%*		*78.92%*		*70.29%*
Fishery	4,889	608	16,253	915	18,229	856	4,889	608	18,237	899	18,212	849
Coverage Ratio		*96.47%*		*85.42%*		*78.21%*		*96.47%*		*85.16%*		*77.78%*
Mining	46,331	19	64,682	252	78,482	809	46,331	19	64,449	19	78,249	376
Coverage Ratio		*100.00%*		*99.79%*		*99.77%*		*100.00%*		*100.00%*		*99.77%*
Construction	1,114,705	215,217	1,159,710	334,001	1,416,870	403,781	1,113,332	214,408	1,155,003	329,417	1,405,454	392,675
Coverage Ratio		*41.78%*		*46.28%*		*56.26%*		*41.56%*		*45.61%*		*54.27%*
Utilities	137,000	2,447	67,970	516	74,412	513	137,000		67,970	516	74,412	513
Coverage Ratio		*75.87%*		*91.21%*		*94.39%*		*75.87%*		*91.21%*		*94.39%*
Transportation & Communication	1,887,080	235,912	1,781,663	252,592	2,096,536	190,838	1,886,313	235,165	1,779,430	250,367	2,093,051	187,353
Coverage Ratio		*80.45%*		*30.95%*		*59.84%*		*80.40%*		*30.35%*		*59.22%*
Wholesale and Retail	4,465,803	942,141	4,671,221	613,714	5,063,121	571,664	4,450,983	937,706	4,661,269	603,858	5,048,480	557,023
Coverage Ratio		*37.51%*		*56.31%*		*51.29%*		*37.27%*		*55.84%*		*50.32%*
Finance and Insurance	3,180,428	188,404	3,099,749	62,246	3,779,457	160,336	3,180,349	188,326	3,099,032	61,528	3,778,706	159,586
Coverage Ratio		*77.57%*		*40.90%*		*30.89%*		*77.56%*		*40.21%*		*30.57%*
Real Estate	5,983,173	928,075	4,861,991	876,282	5,023,046	939,244	5,952,133	903,086	4,806,175	825,233	4,915,400	837,175
Coverage Ratio		*68.21%*		*60.27%*		*60.87%*		*67.77%*		*58.62%*		*57.95%*
Services	3,558,426	292,931	3,929,497	441,143	4,399,466	508,661	3,518,837	255,439	3,856,145	368,914	4,315,372	425,775
Coverage Ratio		*59.02%*		*58.49%*		*54.61%*		*52.26%*		*57.58%*		*52.70%*
Local Governments	587,404	8,306	633,803	-	575,966	-	587,404	8,306	633,803	-	575,966	-
Coverage Ratio		*11.71%*		-		-		*11.71%*		-		-
Others	10,723,328	261,902	10,676,874	294,515	10,278,597	350,878	10,719,633	259,008	10,667,708	286,003	10,265,096	337,522
Coverage Ratio		*77.22%*		*76.30%*		*78.19%*		*77.00%*		*76.13%*		*77.87%*
Total Domestic	35,935,942	3,294,318	35,158,945	3,166,221	37,453,461	3,506,124	35,848,916	3,217,425	34,988,017	3,001,866	37,194,311	3,253,901
Coverage Ratio		*58.87%*		*58.09%*		*59.08%*		*58.54%*		*57.10%*		*57.72%*
Total Overseas and Offshore	2,027,482	173,389	2,132,201	63,850	2,527,298	146,397	2,027,482	173,389	2,132,201	63,850	2,527,299	146,397
Coverage Ratio		*38.25%*		*59.56%*		*71.72%*		*38.25%*		*59.56%*		*71.72%*
Total Loans	37,963,425	3,467,707	37,291,146	3,230,071	39,980,760	3,652,521	37,876,399	3,390,814	37,120,218	3,065,716	39,721,610	3,400,299
Coverage Ratio		*57.84%*		*58.12%*		*59.59%*		*57.50%*		*57.15%*		*58.33%*

Note: Coverage Ratio = (Collateral/Guarantee + Specific Reserve + Reserve for Supporting Specific Borrowers) / Risk Monitored Loans

After Revision

Millions of Yen

	UFJ Bank Combined						UFJ Bank Non-consolidated					
	Mar. 31, 2004		Sept. 30, 2003		Mar. 31, 2003		Mar. 31, 2004		Sept. 30, 2003		Mar. 31, 2003	
	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans
Manufacturing	4,230,906	203,796	4,154,808	280,046	4,639,698	380,464	4,224,913	198,335	4,140,848	266,016	4,617,094	337,507
Coverage Ratio		*78.50%*		*75.93%*		*70.73%*		*78.22%*		*75.54%*		*69.68%*
Agriculture	7,481	2,348	7,280	2,692	7,380	3,348	7,387	2,254	7,180	2,692	7,278	2,907
Coverage Ratio		*46.86%*		*49.90%*		*89.84%*		*44.77%*		*55.09%*		*91.00%*
Forestry	18,611	589	19,032	-	19,396	18	18,611	589	19,032	-	19,398	18
Coverage Ratio		*81.83%*		-		*94.81%*		*81.83%*		-		*94.81%*
Fishery	5,076	593	5,345	638	5,508	350	5,076	593	5,329	623	5,489	333
Coverage Ratio		*95.06%*		*82.91%*		*89.64%*		*95.06%*		*82.73%*		*89.12%*
Mining	37,258	19	54,265	19	69,312	378	37,258	19	54,265	19	69,312	376
Coverage Ratio		*100.00%*		*100.00%*		*99.77%*		*100.00%*		*100.00%*		*99.77%*
Construction	1,187,689	216,272	1,253,457	324,191	1,407,179	303,132	1,186,216	214,534	1,248,097	318,944	1,396,293	292,280
Coverage Ratio		*41.81%*		*44.82%*		*40.56%*		*41.61%*		*44.04%*		*38.55%*
Utilities	136,983	513	71,498	516	77,273	513	136,983	513	71,498	516	77,273	513
Coverage Ratio		*92.18%*		*91.21%*		*94.39%*		*82.18%*		*91.21%*		*94.39%*
Transportation & Communication	1,876,734	230,980	1,907,007	276,677	2,071,468	201,633	1,874,987	230,233	1,904,907	273,768	2,068,595	197,361
Coverage Ratio		*80.47%*		*32.83%*		*54.60%*		*80.41%*		*32.28%*		*53.84%*
Wholesale and Retail	4,493,788	938,793	4,410,258	579,975	4,806,777	543,823	4,489,211	934,498	4,400,353	570,250	4,792,530	529,664
Coverage Ratio		*37.12%*		*56.24%*		*51.48%*		*36.89%*		*55.76%*		*50.48%*
Finance and Insurance	3,184,203	183,624	3,029,993	61,460	3,867,993	160,088	3,184,124	183,546	3,029,218	60,685	3,866,757	158,851
Coverage Ratio		*77.01%*		*42.10%*		*31.46%*		*77.00%*		*41.36%*		*31.09%*
Real Estate	6,370,819	1,017,918	6,764,819	1,031,987	7,233,968	1,262,102	6,338,010	989,882	6,689,852	978,087	7,113,947	1,139,557
Coverage Ratio		*68.88%*		*61.06%*		*65.97%*		*68.51%*		*60.33%*		*64.56%*
Services	3,467,694	287,076	3,528,772	395,295	3,869,796	432,431	3,428,344	249,910	3,458,016	328,192	3,780,443	357,815
Coverage Ratio		*50.17%*		*55.53%*		*54.23%*		*48.95%*		*63.99%*		*52.17%*
Local Governments	585,139	-	606,781	-	566,147	-	585,139	-	606,781	-	566,147	-
Coverage Ratio		-		-		-		-		-		-
Others	10,334,661	212,792	9,355,561	212,577	8,821,571	237,840	10,332,657	212,513	9,350,641	204,066	8,813,757	236,714
Coverage Ratio		*77.48%*		*83.72%*		*76.58%*		*77.56%*		*84.59%*		*78.74%*
Total Domestic	35,936,942	3,294,318	35,158,945	3,166,221	37,453,461	3,506,124	35,848,916	3,217,425	34,988,017	3,001,866	37,194,911	3,253,901
Coverage Ratio		*58.87%*		*58.09%*		*59.08%*		*58.54%*		*57.10%*		*57.72%*
Total Overseas and Offshore	2,027,482	173,389	2,132,201	63,850	2,527,299	146,397	2,027,482	173,389	2,132,201	63,850	2,527,299	146,397
Coverage Ratio		*38.25%*		*59.66%*		*71.72%*		*38.25%*		*59.56%*		*71.72%*
Total Loans	37,963,425	3,467,707	37,291,146	3,230,071	39,980,760	3,852,521	37,876,399	3,390,814	37,120,218	3,066,716	39,721,610	3,400,899
Coverage Ratio		*57.84%*		*58.12%*		*59.59%*		*57.50%*		*57.15%*		*58.33%*

Note: Coverage Ratio = (Collateral/Guarantee + Specific Reserve + Reserve for Supporting Specific Borrowers) / Risk Monitored Loans

(c) UFJ Trust Bank Non-consolidated

Before Revision

Millions of Yen

	Banking & Trust Account						Banking Account						Trust Account					
	Mar. 31, 2004		Sept. 30, 2003		Mar. 31, 2003		Mar. 31, 2004		Sept. 30, 2003		Mar. 31, 2003		Mar. 31, 2004		Sept. 30, 2003		Mar. 31, 2003	
	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans
Manufacturing	310,404	13,829	361,480	13,434	387,223	17,257	286,116	11,344	333,343	9,493	348,459	12,806	15,268	2,464	28,137	3,840	38,363	4,461
Coverage Ratio		84.75%		84.70%		86.53%		84.69%		83.34%		85.45%		85.21%		88.24%		89.85%
Agriculture	162	-	169	-	177	-	-	-	-	-	-	-	162	-	169	-	177	-
Coverage Ratio		-		-		-		-		-		-		-		-		-
Forestry	46	-	57	3	66	6	46	-	53	-	61	-	-	-	3	3	5	5
Coverage Ratio		-		100.00%		100.00%		-		-		-		-		100.00%		100.00%
Fishery	2,000	-	2,010	10	2,010	10	2,000	-	2,000	-	2,000	-	-	-	10	10	10	10
Coverage Ratio		-		100.00%		100.00%		-		-		-		-		100.00%		100.00%
Mining	2,092	174	4,349	2,009	5,076	824	1,424	-	3,563	1,722	3,812	10	667	174	785	266	1,263	813
Coverage Ratio		100.00%		88.16%		100.00%		-		89.97%		100.00%		100.00%		84.27%		100.00%
Construction	82,424	29,023	78,044	33,498	90,183	54,765	72,371	28,086	72,256	31,459	83,562	51,190	10,053	837	5,788	2,038	6,620	3,576
Coverage Ratio		34.12%		47.49%		61.26%		32.87%		45.01%		61.30%		77.34%		85.73%		80.70%
Utilities	139,413	-	146,484	-	162,167	-	64,662	-	58,208	-	49,840	-	74,751	-	88,285	-	102,317	-
Coverage Ratio		-		-		-		-		-		-		-		-		-
Transportation & Communication	382,703	108,041	451,007	92,830	458,002	95,722	342,997	106,813	385,846	88,598	375,185	85,337	39,705	2,228	65,181	4,332	82,807	10,384
Coverage Ratio		86.93%		71.34%		67.36%		87.13%		72.34%		69.30%		79.26%		55.42%		62.20%
Wholesale and Retail	261,931	33,515	269,662	23,642	302,453	28,635	204,567	26,241	230,845	16,487	238,693	19,911	57,364	7,273	58,116	7,156	63,758	8,723
Coverage Ratio		34.43%		75.60%		83.55%		29.61%		66.57%		79.88%		80.35%		96.12%		91.60%
Finance and Insurance	887,255	93,216	839,398	693	862,699	1,129	794,048	90,736	734,805	28	729,621	241	93,207	2,481	104,592	665	123,077	688
Coverage Ratio		97.34%		2.49%		42.68%		100.00%		22.30%		88.17%		-		1.68%		39.75%
Real Estate	522,401	88,572	620,859	243,033	677,846	251,286	439,774	77,252	519,268	227,059	552,577	230,079	82,627	11,319	101,570	15,973	126,253	21,217
Coverage Ratio		53.67%		70.61%		75.56%		54.08%		71.26%		78.04%		62.45%		61.47%		79.31%
Services	295,833	9,816	324,752	21,129	366,806	31,848	269,425	6,647	289,162	17,231	323,442	23,837	26,407	2,969	35,590	3,897	43,364	6,212
Coverage Ratio		50.78%		60.76%		75.88%		48.64%		60.35%		77.24%		69.61%		62.50%		71.30%
Local Governments	7,304	-	6,395	-	5,429	-	7,259	-	6,395	-	5,429	-	44	-	-	-	-	-
Coverage Ratio		-		-		-		-		-		-		-		-		-
Others	1,181,864	16,116	886,673	18,877	735,800	26,483	778,453	3,800	444,290	3,910	312,317	5,994	413,410	12,315	412,282	14,966	423,482	20,488
Coverage Ratio		83.75%		84.55%		85.68%		87.19%		87.57%		96.46%		82.70%		83.80%		83.61%
Total Domestic	4,085,837	392,106	3,981,256	449,281	4,035,932	507,961	3,272,146	349,922	3,079,759	395,990	3,025,412	429,208	813,690	42,184	901,496	53,270	1,010,519	78,752
Coverage Ratio		67.24%		70.00%		73.71%		66.99%		69.50%		73.68%		69.50%		73.55%		73.87%
Total Overseas and Offshore	2,351	371	3,623	391	5,995	444	2,351	371	3,623	391	6,995	444	-	-	-	-	-	-
Coverage Ratio		78.49%		84.51%		85.62%		78.49%		84.51%		85.62%		-		-		-
Total Loans	4,088,188	392,478	3,984,879	449,653	4,041,928	508,406	3,274,497	350,293	3,083,382	396,382	3,031,406	429,653	813,690	42,184	901,496	53,270	1,010,519	78,752
Coverage Ratio		67.24%		70.01%		73.72%		67.00%		69.52%		73.69%		69.50%		73.55%		73.87%

Note: Figures of trust account are total of all trust accounts.

Coverage Ratio = (Collateral/Guarantee + Specific Reserve + Reserve for Supporting Specific Borrowers) / Risk Monitored Loans

After Revision

Millions of Yen

	Banking & Trust Account						Banking Account						Trust Account					
	Mar. 31, 2004		Sept. 30, 2003		Mar. 31, 2003		Mar. 31, 2004		Sept. 30, 2003		Mar. 31, 2003		Mar. 31, 2004		Sept. 30, 2003		Mar. 31, 2003	
	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans	Loans	Risk Monitored Loans
Manufacturing	310,404	13,829	360,860	13,434	387,223	17,257	295,115	11,344	332,742	9,493	348,859	12,806	15,288	2,464	28,137	3,940	38,363	4,451
Coverage Ratio		84.75%		84.70%		86.53%		84.69%		83.34%		85.45%		85.21%		88.24%		89.85%
Agriculture	162	-	169	-	177	-	-	-	-	-	-	-	162	-	169	-	177	-
Coverage Ratio		-		-		-		-		-		-		-		-		-
Forestry	46	-	57	3	66	6	46	-	53	-	61	-	-	-	3	3	5	5
Coverage Ratio		-		100.00%		100.00%		-		-		-		-		100.00%		100.00%
Fishery	2,000	-	2,010	10	2,010	10	2,000	-	2,000	-	2,000	-	-	-	10	10	10	10
Coverage Ratio		-		100.00%		100.00%		-		-		-		-		100.00%		100.00%
Mining	2,092	174	4,349	2,008	5,076	824	1,424	-	3,563	1,722	3,812	10	667	174	785	268	1,263	813
Coverage Ratio		100.00%		88.16%		100.00%		-		89.97%		100.00%		100.00%		84.27%		100.00%
Construction	82,424	29,023	78,044	33,498	90,183	54,765	72,371	28,086	72,256	31,468	83,562	51,180	10,053	837	5,788	2,038	6,620	3,576
Coverage Ratio		34.12%		47.49%		61.26%		32.87%		45.01%		61.30%		77.34%		85.73%		80.70%
Utilities	139,413	-	149,230	-	153,158	-	64,662	-	60,944	-	50,840	-	74,751	-	88,285	-	102,317	-
Coverage Ratio		-		-		-		-		-		-		-		-		-
Transportation & Communication	382,703	108,041	444,167	92,930	457,843	95,722	342,997	106,813	383,886	88,598	375,107	85,337	39,705	2,228	60,481	4,332	82,736	10,384
Coverage Ratio		86.93%		71.34%		67.36%		87.13%		72.34%		69.30%		79.26%		55.42%		62.20%
Wholesale and Retail	261,931	33,516	265,404	23,642	301,844	28,635	204,567	26,241	226,287	16,487	238,085	19,911	57,364	7,273	59,116	7,156	63,758	8,723
Coverage Ratio		34.43%		75.60%		83.55%		29.61%		88.57%		79.88%		90.35%		96.12%		91.60%
Finance and Insurance	887,255	93,216	838,398	693	852,699	1,129	794,048	90,736	734,806	28	729,621	241	93,207	2,481	104,682	665	123,077	688
Coverage Ratio		97.34%		2.49%		49.66%		100.00%		22.30%		88.17%		-		1.68%		39.75%
Real Estate	522,401	88,572	620,880	243,033	677,941	251,286	439,774	77,262	519,318	227,058	562,607	230,079	82,627	11,319	101,670	15,973	125,334	21,217
Coverage Ratio		53.87%		70.61%		75.56%		54.08%		71.26%		78.04%		62.45%		61.47%		79.31%
Services	295,833	9,616	323,568	21,129	366,406	31,848	269,425	6,647	287,877	17,231	323,108	23,837	26,407	2,969	36,580	3,897	43,298	6,212
Coverage Ratio		50.78%		60.76%		75.88%		48.64%		60.35%		77.24%		69.61%		62.50%		71.30%
Local Governments	7,304	-	6,395	-	6,600	-	7,259	-	6,395	-	5,429	-	44	-	-	-	71	-
Coverage Ratio		-		-		-		-		-		-		-		-		-
Others	1,181,864	16,116	868,691	18,877	735,800	26,483	778,453	3,800	449,728	3,910	312,317	5,994	413,410	12,315	416,962	14,966	423,482	20,468
Coverage Ratio		83.75%		84.55%		85.68%		87.19%		87.57%		96.46%		82.70%		83.80%		83.61%
Total Domestic	4,085,837	392,106	3,981,256	449,281	4,036,932	507,981	3,272,146	349,922	3,079,759	395,990	3,025,412	429,208	813,680	42,184	901,496	53,270	1,010,519	78,762
Coverage Ratio		67.24%		70.00%		73.71%		66.99%		69.50%		73.68%		69.50%		73.55%		73.87%
Total Overseas and Offshore	2,351	371	3,623	391	5,995	444	2,351	371	3,623	391	6,985	444	-	-	-	-	-	-
Coverage Ratio		78.49%		84.51%		85.62%		78.49%		84.51%		85.62%		-		-		-
Total Loans	4,088,188	392,478	3,984,879	449,653	4,041,928	500,406	3,274,497	350,293	3,083,382	396,382	3,031,406	429,653	813,690	42,184	901,496	53,270	1,010,519	78,752
Coverage Ratio		67.24%		70.01%		73.72%		67.00%		69.52%		73.68%		69.50%		73.55%		73.87%

Note: Figures of trust account are total of all trust accounts.

Coverage Ratio = (Collateral/Guarantee + Specific Reserve + Reserve for Supporting Specific Borrowers) / Risk Monitored Loans

6. BALANCE AND RATIO OF LOANS TO SMALL-SIZED COMPANIES

Combined, UFJ Bank Combined and UFJ Trust Bank Non-consolidated

Before Revision

Millions of Yen

	Combined			UFJ Bank Combined			UFJ Trust Non-consolidated (Banking and Trust Account)		
	Mar. 31, 2004	Sept. 30, 2003	Mar. 31, 2003	Mar. 31, 2004	Sept. 30, 2003	Mar. 31, 2003	Mar. 31, 2004	Sept. 30, 2003	Mar. 31, 2003
Loans to Small-Sized Companies, etc.	27,107,923	27,649,314	29,995,632	25,211,062	25,607,669	27,833,590	1,896,861	2,041,645	2,162,042
Ratio of Loans to Small-Sized Companies, etc.	67.73 %	70.64 %	72.29 %	70.15 %	72.83 %	74.31 %	46.42 %	51.28 %	53.57 %

Note:
Figures of trust account are total of all trust accounts.

After Revision

Millions of Yen

	Combined			UFJ Bank Combined			UFJ Trust Non-consolidated (Banking and Trust Account)		
	Mar. 31, 2004	Sept. 30, 2003	Mar. 31, 2003	Mar. 31, 2004	Sept. 30, 2003	Mar. 31, 2003	Mar. 31, 2004	Sept. 30, 2003	Mar. 31, 2003
Loans to Small-Sized Companies, etc.	27,047,930	26,816,646	28,951,001	25,151,069	24,818,222	26,833,612	1,896,861	1,998,424	2,117,389
Ratio of Loans to Small-Sized Companies, etc.	67.58 %	68.51 %	69.77 %	69.98 %	70.58 %	71.64 %	46.42 %	50.19 %	52.46 %

Note:
Figures of trust account are total of all trust accounts.

RECEIVED
2004 JUL 20 A 9:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UFJ Holdings, Inc

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN

Facsimile: 81-3-3212-5867

Telephone: 81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	June 25, 2004
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	5 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

* If you do not receive all pages please contact us immediately.

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

June 25, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

Please note that the following is only an excerpt of an English translation of the original Japanese version, prepared for the convenience of our non-Japanese-speaking shareholders with voting rights. In the case of any discrepancy between the translation and the Japanese original, the latter shall prevail.

June 25, 2004

To: Shareholders:

Ryosuke Tamakoshi, President and CEO
UFJ Holdings, Inc.
5-6, Fushimimachi 3-chome, Chuo-ku, Osaka-shi

NOTICE OF RESOLUTIONS OF THE THIRD ORDINARY GENERAL MEETING OF SHAREHOLDERS

Please be informed that the following matters were reported or resolved at the third ordinary general meeting of shareholders of UFJ Holdings Inc. (the "Company") held today.

Matters reported: Matters concerning the business report, the balance sheet, and the profit and loss statement for the third fiscal year (from 1st April 2003 to 31st March 2004)

The contents of the above mentioned financial documents were reported.

Matters resolved:

Agenda Item No. 1: Matters concerning the approval of the plan for disposition of profits for the third fiscal year

This item has been resolved and approved in accordance with the original proposal.

To our regret, it was resolved that the Company shall not pay any dividends of ordinary shares for this fiscal year.

Additionally, it was resolved that dividends of each class of preferred shares for this fiscal year shall be in the predetermined amount per share.

Agenda Item No. 2: Matters concerning partial amendment to the Articles of Incorporation

Following the introduction of the "Law for Partial Amendments to the Commercial Code of Japan and to the Law for Special Exceptions to the Commercial Code of Japan concerning Audit, etc. of *Kabushiki kaisha*" (Law No. 132 of 2003), it became possible to acquire the company's treasury stocks upon a resolution of the Board of Directors in accordance with the provisions of the Articles of Incorporation. In accordance therewith, this item intended to newly establish the necessary provisions in order to realize the implementation of the mobile plan to strengthen our capital base.

Also, following the introduction of the "Law for Partial Amendments to the Commercial Code, etc. of Japan" (Law No. 128 of 2001), it became possible to prescribe the contents of the voting rights of preferred shares in the Articles of Incorporation. In accordance therewith, this item intended to make amendments to reflect such.

In addition, in accordance with the conversion of preferred shares into ordinary shares, this item intended to make the necessary amendments.

This item has been resolved and approved in accordance with the original proposal.

The amendments are set forth below.

(Changes are indicated by underlines)

Articles of Incorporation Before Amendment	Articles of Incorporation after Amendment
CHAPTER II **SHARES** **Article 5.** *(Total Number of Shares)* The total number of shares authorized to be issued by the Company shall be 20,156,579 shares, the details of which shall be as set forth below; provided, however, that in case cancellation of ordinary shares or cancellation or conversion of preferred shares into ordinary shares is made, the number of shares authorized to be issued shall be reduced by the number of shares so cancelled or converted: Ordinary shares: 18,000,000 shares Class I preferred shares: 14,069 shares Class II preferred shares: 200,000 shares Class III preferred shares: 33,487 shares Class IV preferred shares: 150,000 shares Class V preferred shares: 150,000 shares Class VI preferred shares: 9,023 shares Class VII preferred shares: 200,000 shares Class VIII preferred shares: 700,000 shares Class IX preferred shares: 700,000 shares	**CHAPTER II** **SHARES** **Article 5.** *(Total Number of Shares)* The total number of shares authorized to be issued by the Company shall be 20,131,539 shares, the details of which shall be as set forth below; provided, however, that in case cancellation of ordinary shares or cancellation or conversion of preferred shares into ordinary shares is made, the number of shares authorized to be issued shall be reduced by the number of shares so cancelled or converted: Ordinary shares: 18,000,000 shares Class I preferred shares: 13,542 shares Class II preferred shares: 200,000 shares Class III preferred shares: 16,989 shares Class IV preferred shares: 150,000 shares Class V preferred shares: 150,000 shares Class VI preferred shares: 1,008 shares Class VII preferred shares: 200,000 shares Class VIII preferred shares: 700,000 shares Class IX preferred shares: 700,000 shares

Articles of Incorporation Before Amendment	Articles of Incorporation after Amendment
Article 6.	**Article 6.** *(Acquisition of the Treasury Stocks)*
Deleted.	The Company may purchase its own shares upon a resolution of the Board of Directors pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code.
CHAPTER III	**CHAPTER III**
PREFERRED SHARES	**PREFERRED SHARES**
Article 16. *(Voting Rights)*	**Article 16.** *(Voting Rights)*
Unless otherwise provided for by laws or regulations, Preferred Shareholders shall not have voting rights at general meetings of shareholders.	Preferred Shareholders shall not have voting rights at general meetings of shareholders; provided, however, that, Preferred Shareholders shall have voting rights as from the ordinary general meeting of shareholders if the agendum that the Company shall pay the Preferred Share Dividends to such Preferred Shareholders is not submitted thereat, or the close of the ordinary general meeting of shareholders if such agendum is rejected thereat, until it is resolved that the Company shall pay the Preferred Share Dividends to such Preferred Shareholders.

Agenda Item No. 3: Matters concerning election of seven (7) Directors

This item has been resolved and approved in accordance with the original proposal.

Mr. Hiroshi Hamada, Mr. Shosaku Yasui and Mr. Toshihide Mizuno were re-elected to assume the office of Directors. Mr. Iwao Okijima, Mr. Ryosuke Tamakoshi, Mr. Takamune Okihara and Mr. Shintaro Yasuda were newly elected to assume the office of Directors.

Please note that Mr. Iwao Okijima, Mr. Hiroshi Hamada and Mr. Shosaku Yasui are outside directors as prescribed in Article 188, Paragraph 2, Item 7-2 of the Commercial Code of Japan.